

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

<u>Via E-mail</u>
Wong Siu Hong
Chief Executive Officer
Maxclean Holdings Ltd.
88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China

> **Re: Maxclean Holdings Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted May 24, 2012**
> **CIK No. 0001550880**

Dear Mr. Hong:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

2. Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

3. When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

4. We may have additional comments after you file all exhibits, including the legality and tax opinions.

Prospectus Cover Page

5. We note your disclosure that you are an emerging growth company under the JOBS Act. Please revise your prospectus elsewhere to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002. In this regard, please also revise your disclosure in the last risk factor on page 15 accordingly to address your status as an emerging growth company.

Table of Contents, page 3

6. We note your statement in bold print that the information in the prospectus may be accurate as of the date of the document and that your business and financial condition may have changed since that date. Please confirm your understanding that you have a responsibility to provide all material information to potential investors to which you offer shares. Note that information conveyed after the time of sale will not be taken into account for purposes of section 12(a)(2) or section 17(a)(2) of the Securities Act. See Securities Act Rule 159.

Prospectus Summary, page 4

7. Please revise your summary to state that you have suffered recurring losses from operations, experienced negative cash flows, and incurred an accumulated deficit. As you note on page 48, please also disclose here that your auditor has indicated that these conditions indicate the existence of an uncertainty which may cast doubt on your ability to continue as a going concern.

8. Please include a discussion of your competitive weaknesses that is equally prominent as the disclosure of your competitive strengths.

Our Company, page 4

9. We note your statement that you supply your products to customers in "the Chinese domestic and overseas markets." Please revise your statement to specifically identify the overseas markets. In this regard, we note your disclosure in footnote 1 of the chart on page 42 that your overseas sales mainly include sales in Japan, South Korea, Taiwan and Singapore.

Corporate Structure, page 5

10. The second paragraph states that Maxclean Global engages in the business of "trading" your clean-room products in the international markets. If this entity engages in the distribution of your products, please clearly state so or otherwise revise your disclosure to clearly explain the business activities in which this entity is engaged.

11. Please tell us whether you have contractual arrangements with your PRC entities to allow you to exercise effective control over your PRC entities, and if so, discuss the material terms of each agreement, how each functions to give you control, the enforceability of each agreement, and file the agreements as exhibits to your registration statement.

Glossary, page 8

12. Your glossary contains a number of terms whose meanings are generally well understood or which would be better explained in the context in which they are used. We suggest that you remove this glossary and describe the meaning of any terms that are not well understood in context. If you use a glossary, please limit it to terms whose meanings are not apparent from or better described in context.

Risk Factors, page 11

13. We note your disclosure in the last paragraph on page 105. Please provide a risk factor discussing your ability as a foreign private issuer to enjoy certain exemptions from the Exchange Act.

14. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

We may face difficulties in meeting our short-term debt obligations . . . , page 11

15. We note your disclosure of the potential risk that you cannot meet your debt obligations. Please tell us what consideration you have given to including a separate risk factor discussing insolvency risk as it relates to your company, as well as the insolvency procedures in the PRC, Hong Kong and the Cayman Islands.

Risks Related to Doing Business in China, page 17

16. We note your disclosure on page 69 in the subsection, "Restriction on Foreign Businesses." Please include a risk factor or revise an existing risk factor in this section to include a discussion of the uncertainty of the impact that an amendment to the catalogue would have on your business.

Presentation of Information—Market Data and Forecasts, page 24

17. Please provide us with copies of any reports you relied upon in making the market data claims throughout your prospectus, marked with page references tracking your disclosures in the filing. For example, we note your inclusion of industry figures on pages 55-56 and projected growth estimates in the last paragraph on page 57. In this regard, we also note references on page 6 of your prospectus regarding an "independent industry expert". Please also provide appropriate citation to any sources you utilized in making your market data claims. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this fact. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Capitalization, page 29

18. Please revise your disclosure to provide a statement of your capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document in accordance with the provisions of Item 3.B. of Form 20-F.

Revenue Recognition, page 38

19. Please amend your filing to disclose, if true, that you do not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. Refer to paragraph 14(b) of IAS 18 for guidance.

Liquidity and Capital Resources, page 47

20. You disclose on page 19 that governmental control of currency conversion may limit your ability to utilize your revenues effectively and affect the value of your investment. We also note your disclosure on page 22 that restrictions under PRC law on your PRC subsidiary's ability to make dividend payments and other distributions could materially and adversely affect your ability to make certain transactions. In your liquidity and capital resources section, please amend your filing to discuss the above and other material restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Cash flows and working capital, page 49

21. On page F-32 you disclose your aging for trade receivables. Please tell us the past due amounts that you subsequently collected as of March 31, 2012 so that we may assess the recoverability of your receivables.

22. We note your cash obligations due within 1 year of RMB56.3 million exceed your cash balance of RMB22.9 million and trade receivable of RMB14.7 million. Please amend your filing to explain the source of funds to satisfy your debt obligations, fund proposed capital expenditures of RMB10.2 million for 2012 and operations.

Property, Plant and Equipment, page 66

23. Please revise your table to state the productive capacity of the Wuxi facility. See Item 4.D. of Form 20-F.

Regulations, page 69

24. Please revise your disclosure throughout this section to identify the regulatory bodies that administer the governmental regulations you discuss. See Item 4.B.8 of Form 20-F.

25. Please revise your disclosure throughout to make clear how you are affected by each set of regulations and include discussion of the extent that you are materially at risk for non-compliance. Your revised disclosure should make clear how your recent share swap agreement was governed by PRC regulations. The disclosure in any related risk factors should be revised accordingly. Please see Item 4.B.8 of Form 20-F.

Compensation of Directors and Executive Officers, page 74

26. Please confirm to us that disclosure of compensation on an individual basis is not required in your home country. Please refer to Item 6.B.1 and General Instruction F of Form 20-F.

27. Please disclose the details of your directors' service contracts that provide for benefits upon termination of employment, or provide an appropriate negative statement. See Item 6.C.2 of Form 20-F.

Principal and Selling Shareholders, page 75

28. With respect to your major shareholders, please revise to provide information as to the number of record holders in the host country. See Item 7.A.2 and General Instruction F of Form 20-F.

29. We note disclosure on the cover page of the prospectus which states that the selling shareholders purchased their shares in the private placements between August and October 2011. We also note that you sold over 256 million shares in private placements during this period, and are registering only 100,284,700 shares for resale. Please revise to explain that you are not registering the resale of all of the shares you sold in these placements. If you have any registration rights agreements with the selling shareholders for all or a part of their shares, please disclose this, as well as whether this registration statement is intended to satisfy your obligations thereunder. If you do have one or more

agreements to register the shares, please also ensure that you describe their material terms in the prospectus, and file the agreements, or a form of similar agreements, as exhibits to the registration statement.

Description of Share Capital, page 84

30. Please revise your disclosure to provide a reconciliation of the number of shares outstanding at the beginning and end of the year. See Item 10.A.1 of Form 20-F.

Register of Members, page 86

31. Please include discussion of the recourse available to investors in instances where the company fails to update its register of members.

Voting Rights, page 86

32. Please revise your disclosure to indicate whether the major shareholders have different voting rights. See Item 7.A.1(c) of Form 20-F.

Taxation, page 96

33. Please note that we may have additional comments on this section after reviewing the tax opinion.

People's Republic of China Taxation, page 96

34. We note your statement in the introductory paragraph that the summary relating to matters of PRC tax law represents the opinion of your PRC counsel. However, it is unclear which statements in this section are the opinions of counsel. For example, we note the use of "we believe" and "we do not believe" in your statements regarding your ability to meet certain conditions or treatments under PRC law. Please revise your disclosure in this section to specifically identify the statements constituting the opinion of counsel. Please refer to Section III.B-C of Staff Legal Bulletin 19, available on our website. Please also file the corresponding short-form tax opinion of Wang Jing & Co. as an exhibit to your registration statement.

2.1 Principal Accounting Policies, page F-9

35. You disclose that the transition to IFRS had no effect to your reported financial positions, financial performance and cash flows. Please tell us the GAAP you used to prepare your financial statements prior to adopting IFRS, so that we may assess the need for reconciliations required by paragraph 24 of IFRS 1.

Item 9. Undertakings

36. You have indicated on the cover page of your registration statement that you intend to conduct the offering in accordance with Rule 415 under the Securities Act. Please revise this section to include the undertakings required by Item 512(a)(1) of Regulation S-K.

Signatures

37. Please be advised that the registration statement must also be signed by your principal executive officer, principal financial officer, controller or principal accounting officer. Please ensure that your signature page contains the appropriate designations and accompanying signatures upon filing. Please refer to Instruction 1 to the Signatures section of Form F-1.

You may contact Tracey Mckoy at (202) 551-3772 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director